Filed by The Bank of Yokohama, Ltd.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Companies: The Bank of Yokohama, Ltd. (File Number: 132-_____) and
The Higashi-Nippon Bank, Limited (File Number: 132-_____)
Dated November 14, 2014

November 14, 2014

Company name:	The Bank of Yokohama, Ltd.
Representative:	Tatsumaro Terazawa
Representative Director, President
Code number:	8332
First Section, Tokyo Stock Exchange

Company name:	The Higashi-Nippon Bank, Limited
Representative:	Michitoo Ishii
Representative Director, President
Code number:	8536
First Section, Tokyo Stock Exchange

Notice Concerning Basic Agreement Concerning Consideration of a Business Integration of
The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited

The Bank of Yokohama, Ltd. (Representative Director, President: Tatsumaro Terazawa) (“BOY”) and The Higashi-Nippon Bank, Limited (Representative Director, President: Michitoo Ishii) (“HNB”) resolved at their respective meetings of their board of directors held today to enter into a basic agreement to proceed with discussion and consideration of a business integration as follows.

Description

1.	Background of the Consideration of the Business Integration and the Principles of the Integration

In recent years, the market size in regional economies has been expected to shrink in the future due to the aging and declining population.  In addition, there has been a significant structural change in the operating foundation of regional financial institutions, due to the fact that the number of regional financial institutions has not declined despite the fact that, since the collapse of the bubble economy, the corporate sector has surplus funds and has thus been less dependent on indirect finance.  Consequently, it has become an important business challenge for all regional financial institutions to cope with reduction of profit margins and deterioration of earnings capacity resulting from interest rate competition.  Under such circumstances, in the Metropolitan area around Tokyo, where the 2020 Olympics will be held, the concentration and enhancement of urban functions has especially accelerated further, and a number of regional financial institutions have regarded the area as an important destination of funds, viewing it as a growing market with the potential for various business opportunities.

While BOY and HNB are both based in the Metropolitan area, which has such an “advantage in location,” BOY has as its strengths a stable fund raising capability and the ability to broadly provide high-quality financial services, supported by strong brand power principally in Kanagawa Prefecture and southwest Tokyo, whereas HNB is characterized by its sales capabilities focusing on attentive face-to-face transactions and proposal development in the area of loans to small and medium enterprises.  Notwithstanding a difference in size, both banks have successfully built foundations for stable revenue, leveraging their respective strengths.

Taking into account such perception of the business and the characteristics of each bank, BOY and HNB have explored the possibility of establishing a “new business model” in response to changes in the business environment.  As a result of that, both banks came to recognize that despite both being based in the Metropolitan area, they were not competing much against each other in their sales areas, customer bases and areas of strength, etc. but rather were more complementary to each other, and that they would be able to boost their earnings capacity and improve their corporate value by establishing a collaborative relationship based on the strengths and uniqueness of both banks.  Accordingly, BOY and HNB resolved to proceed with discussion and consideration of a business integration through the establishment of a holding company.

The new financial group to be established through the business integration will be a “wide-area financial group” comprising total deposits of approximately 13.3 trillion yen and a sales presence of 280 manned branches (67 branches in the Tokyo Metropolis, 188 branches in Kanagawa Prefecture and 25 branches elsewhere) in the entire Kanto region.  With an eye towards further expansion, it will aim to play a core role in regional finance through generating synergies out of the two banks’ management resources in which they have strengths.

Moreover, by maintaining close relationships with customers, which is their “mission as regional financial institutions,” and strengthening cooperation between BOY and HNB in order to ensure that the wide-area network will effectively function, the two banks aim to provide high-quality service to their customers and obtain the trust of customers in the region.

2.	Purpose and Effect of Business Integration

Through integration of the “know-how” held by BOY, such as services to corporate customers, including business matching, M&A and support for overseas expansion, inheritance and trust related services, as well as consulting services for loans and asset utilization, management to meet the various needs of individuals according to life events, and HNB’s “management infrastructure,” such as its customer base and branch network focused in Tokyo, the two banks will seek to expand their corporate transactions and the foundation of their retail business, such as housing loans, apartment loans and consumer loans.

Furthermore, through the combination of BOY’s “capability to raise funds stably at low-interest rates” supported by its brand strength and HNB’s “lending capability focused in Tokyo,” HNB’s risk-taking ability can be enhanced.  At the same time, BOY will be able to provide more financing, while allowing it to diversify risk through collaboration.  Consequently, the group will enhance its financial intermediation capacity; for example, the two banks will become able to engage in large redevelopment projects and large syndicated loans.

In order to employ the synergistic effects from sharing their management resources and know-how, the two banks intend to strategically establish new branches in regions where each bank has a strong presence, such as central Tokyo, particularly along the Yamanote Line, for HNB and Tokyo’s Jonan, Josai and Tama areas for BOY.

Moreover, the two banks intend to promote the development of infrastructure, including streamlining their headquarters organizations, converting branches to satellite branches, consolidating overlapping branches, sharing various administration centers and integrating IT systems.  At the same time, they aim to streamline operations, reduce costs and improve capital efficiency by sharing BOY’s know-how of low-cost operation, which is one of its strengths, with HNB.

In order to carry out the measures above, the holding company will play a leading role in promoting management and sales strategies covering both banks, and thus have a structure to maximize the effect of integration.

3.	Method of Integration

(1)	Method

The two banks will proceed with discussion and consideration towards the establishment of a bank holding company (“Holding Company”) through a joint share transfer by April 2016, subject to obtaining the approval of shareholders of both banks and the necessary regulatory approvals for the business integration.

(2)	Purpose of the Establishment of the Holding Company

The Holding Company is intended to play a leading role in order to maximize employment of the effects of integration, based on the strengths and uniqueness of the two banks.  Accordingly, the Holding Company will have functions and authorities necessary to play such a role, and will aim to improve earnings capacity and corporate value through the business integration.

The Holding Company will also be a financial group that is open to other regional banks that share its management strategy.

4.	Outline of the Holding Company

The name of the Holding Company will be determined by the time the definitive agreement concerning the business integration is executed. The head office will be located in Tokyo.

Shares of common stock of the Holding Company are planned to be listed on the First Section of the Tokyo Stock Exchange.  Because the two banks will become wholly-owned subsidiaries of the Holding Company following the share transfer, the two banks are planned to be delisted from the Tokyo Stock Exchange prior to the effective date of the share transfer.

Officers of the Holding Company will be determined by the time the definitive agreement is executed.  The determination will be made with an eye towards ensuring an organization that is simple but has sufficient supervisory capabilities, in order to enable the proper management of both banks.

Specifics concerning the organization and authority of the Holding Company will be determined by the two banks by the time the definitive agreement is executed in conformity with 3.(2) “Purpose of the Establishment of the Holding Company” stated above.

<Reference>  Outline of the Holding Company group (as of the end of September 2014)
	BOY	HNB	Total
Deposits	11,571.3 billion yen	1,823.1 billion yen	13,394.4 billion yen
Loans and bills discounted (in Tokyo)	9,676.3 billion yen (2,002.2 billion yen)	1,510.6 billion yen (1,147.7 billion yen)	11,186.9 billion yen (3,149.9 billion yen)
Number of branches (including manned sub-branches) (in Tokyo)	205 branches (20 branches)	80 branches (47 branches)	285 branches (67 branches)

5.	Share Transfer Ratio

The share transfer ratio for the business integration will be determined by the time the definitive agreement concerning the business integration is executed, taking into account such factors as the results of due diligence to be conducted and the results of third party valuation of stock.

6.	Establishment of Preparatory Integration Committee

The two banks will establish a “preparatory integration committee” and hold intensive discussions regarding the business integration.

7.	Schedule

Friday, November 14, 2014 (today)	Execution of the Basic Agreement Concerning Consideration of a Business Integration
September 2015 (scheduled)	Execution of a definitive agreement concerning the business integration, pursuant to resolutions adopted at the board of directors’ meetings of BOY and HNB
December 2015 (scheduled)	Extraordinary shareholders’ meetings of BOY and HNB
April 2016 (scheduled)	Establishment of the Holding Company (effective date) and listing

8.	Profile of the Two Banks

(1)	Company Profile (as of September 2014)
Name	The Bank of Yokohama, Ltd.	The Higashi-Nippon Bank, Limited
Date of establishment	December 16, 1920	April 5, 1924
Location of head office	1-1, Minatomirai 3-chome, Nishi-ku, Yokohama, Kanagawa	11-2, Nihonbashi 3-chome, Chuo-ku, Tokyo
Representative	Tatsumaro Terazawa Representative Director, President	Michitoo Ishii Representative Director, President
Amount of capital	215.6 billion yen	38.3 billion yen
Number of issued shares	1,292,071 thousand shares	184,673 thousand shares
Total assets (consolidated)	13,685.0 billion yen	2,015.6 billion yen
Net assets (consolidated)	953.2 billion yen	106.9 billion yen
Deposits (non-consolidated)	11,571.3 billion yen	1,823.1 billion yen
Loans and bills discounted (non-consolidated)	9,676.3 billion yen	1,510.6 billion yen
Number of employees (non-consolidated)	4,713 employees	1,468 employees
Number of branches (including manned sub-branches)	205 branches	80 branches

(2)	Business Results for the Most Recent Three Years
(Unit: millions of yen)
	BOY			HNB
Fiscal year	Year ended March 2012	Year ended March 2013	Year ended March 2014	Year ended March 2012	Year ended March 2013	Year ended March 2014
Ordinary income (non-consolidated)	255,481	248,202	245,647	41,133	38,379	39,509
Gross operating income (non-consolidated)	203,663	202,344	203,186	32,506	33,873	32,935
Net business profit (non-consolidated)	119,507	112,283	105,598	15,918	12,354	10,149
Ordinary profit (consolidated)	96,323	95,079	102,200	11,823	7,944	9,978
Net income (consolidated)	51,190	55,342	60,690	5,832	4,581	5,545

<Contacts for inquiries regarding this notice>

The Bank of Yokohama, Ltd.
Corporate Planning Department, Public Relations and CSR Office	Tel: 045-225-1141

The Higashi-Nippon Bank, Limited
Corporate Planning Department, Public Relations Office	Tel: 03-3273-4073

The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited, or one of them, may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible business combination (or integration) between the two companies, if it is consummated.  The Form F-4 (if filed) will contain a prospectus and other documents.  If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited, or one of them, prior to the shareholders’ meeting(s) at which such business combination (or integration) will be voted upon.  The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about the two companies, such business combination (or integration) and related matters.  U.S. shareholders to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with such business combination (or integration) carefully before they make any decision at the respective shareholders’ meeting with respect to such business combination (or integration).  Any documents filed with the SEC in connection with such business combination (or integration) will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov.  In addition, upon request, the documents can be distributed for free of charge.  To make a request, please refer to the contact information on the previous page.

Cautionary Statement Regarding Forward-Looking Statements
This announcement contains certain forward-looking statements that reflect the plans and expectations of The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited in relation to, and the benefits resulting from, their proposed business combination.  These forward-looking statements may be identified by words such as “intend,” “seek,” “will,” “risk,” “may” and similar expressions or by discussion of, among other things, strategy, goals, plans or intentions.  Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document due to various factors including, but not limited to:

•	failure of the parties to agree on the terms of the business combination;

•	failure to obtain a necessary shareholder approval;

•	inability to obtain necessary regulatory approvals or to fulfill any other condition to the closing of the transaction;

•	changes in laws, accounting standards, or the business environment that are relevant to the parties;

•	challenges in executing our business strategies;

•	the effects of financial instability or other changes in general economic or industry conditions; and

•	other risks to consummation of the transaction.

<Reference 1>

Gunma

BOY

Tochigi

Ibaraki

Saitama

HNB

Tokyo

Kanagawa

BOY

Chiba

[Synergy of the collaboration between the two banks]

[Purpose]

To increase presence among customers in Tokyo market, which
is expected to grow

[Method]

Integration of BOY's "know-how," such as its consulting
services, and HNB's "management infrastructure," such as its customer base and branch network

[Branch network of the two banks in the Metropolitan area]

BOY

HNB

Tokyo

20

47

Kanagawa

179

9

Ibaraki

-

13

Saitama

-

5

Chiba

-

3

Tochigi

-

1

Gunma

3

-

Total

202

78

<Reference 2>

Business base

The Tokyo Metropolitan area, which is a growing market where the population is expected to continue growing for some time and development is underway for the Tokyo Olympics

Collaboration

In order to contribute to the prosperity of the region in
which both banks are based, and to grow together with the
region, the two banks will collaborate and improve their
combined capital efficiency by bringing together their
management resources and know-how, improving customer
service, as well as talking advantage of and complementing
their respective strengths

Corporate Ideal

Aim to become a bank that is trusted and chosen by customers in the region, through conducting "community-based finance"

Form a wide-area financial group that can benefit from
expanded scale and mutual complementation, while maintaining the "community-based" characteristics of a regional
financial institution

Wide-area financial group based in the Metropolitan area as
growing market

<Strength/know-how>

Consulting business for estate owners and the affluent
(apartment loans, investment products, trusts, etc.)

Deep relationship with customers in Kanagawa

Management of risks and returns based on RORA

Low-cost operation

BUY

HNB

<Strength/know-how>

Corporate transactions for micro- to medium-sized companies

Deep relationship with customers in Tokyo

Relatively high-yield loans based on relationship banking

Employ the synergy effects (top line expansion and cost
reduction) from sharing management resources and know-how